

07003668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Calyon Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1301 Avenue of the Americas
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Marziliano **(212) 261-3559**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 27 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 01 2007 WASH., D.C. 202 SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Francois Pages and Michael Marziliano, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to Calyon Securities (USA) Inc. for the year ended December 31, 2006, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Signature

Interim Chief Financial Officer
Title

Notary Public

GEORGE H. HOWARD, III
Notary Public, State of New York
No. 31-4801348
Certificate filed in Nassau County
Commission Expires April 30, 19 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Calyon Securities (USA) Inc.
SEC I.D. No. 8-13753
Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Calyon Securities (USA) Inc.

Statement of Financial Condition

Year Ended December 31, 2006

Contents



- Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

- Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Calyon Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Calyon Securities (USA) Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Calyon Securities (USA) Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP
Ernst & Young LLP

February 26, 2007

Calyon Securities (USA) Inc.

Statement of Financial Condition

December 31, 2006
(In Thousands, Except Share Amount)

Assets	
Cash and cash equivalents	$ 66,182
Securities segregated under federal regulations	121,273
Securities owned, at market value	143,669
Securities borrowed	2,096,366
Securities purchased under agreements to resell	215,000
Receivables from brokers, dealers and clearing organizations	237,787
Receivables from non-customers	1,008,344
Receivables from customers	184,936
Other assets	24,738
Total assets	$4,098,295
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 35
Securities sold under agreements to repurchase	237,943
Securities loaned	2,761,879
Payables to brokers, dealers and clearing organizations	257,416
Payables to customers	253,645
Payables to non-customers	15,248
Other liabilities and accrued expenses	68,291
	3,594,457
Liabilities subordinated to claims of general creditors	360,000
Stockholder's equity:	
Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)	10
Additional paid-in capital	243,794
Accumulated deficit	(99,966)
Total stockholder's equity	143,838
Total liabilities and stockholder's equity	$ 4,098,295

See notes to Statement of Financial Condition.

Calyon Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2006
(In Thousands)

1. Organization and Business Activities

The Company

Calyon Securities (USA) Inc. (the "Company") is a direct wholly-owned subsidiary of Calyon GlobalPartners, Inc. (the "Parent"), which is an indirect wholly-owned subsidiary of Calyon, S.A. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer, and is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker. The Company is a member of the New York Stock Exchange, Inc. ("NYSE") and the National Association of Securities Dealers, Inc. and National Futures Association.

Nature of Business

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions including fund managers, banks, and securities broker-dealers. The Company also engages in proprietary trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition, particularly in the valuation of non-readily marketable investments. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as overnight time deposits and investments in short-term highly liquid instruments with original maturities of less than 90 days.

Customer Facilitation Activities

The Company's customer activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account.

Proprietary Trading Activities

Proprietary securities transactions owned, and sold, not yet purchased, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at market value.

Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives and takes possession of collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral being obtained or refunded as necessary.

2. Summary of Significant Accounting Policies (continued)

Reverse Repurchase and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements"), or sales of securities under agreements to repurchase ("repurchase agreements"), are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a market value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when appropriate.

Fair Value Measurements

In September 2006, the FASB issued Statement 157, "Fair Value Measurements", which offers enhanced guidance for using fair value to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. Statement 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy which the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within that hierarchy. The Statement does not add any new fair value measurements. The Statement is effective for the Company beginning January 1, 2008. The effect of the change in accounting standard is not expected to be significant.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). The interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that has at least fifty percent likelihood on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The provisions of FIN 48 are effective for the Company's fiscal year beginning January 1, 2007, with the cumulative effect of the change in accounting standards recorded as an adjustment to the 2007 opening retained earnings balance. The effect of the change in accounting standard is not expected to be significant.

Accounting for Defined Benefit Pension and Other Post Retirement Plans

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)". This statement requires an entity to recognize the overfunded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur as a component of comprehensive income. The statement also requires an entity to measure the funded status of a plan as of the date of its year end balance sheet. The requirement to recognize the funded status of a defined benefit postretirement plan is to be applied prospectively and is effective for the Company beginning January 1, 2007. The requirement to measure the plan assets and benefit obligations as of the date of the entity's fiscal year-end balance sheet is effective for the Company beginning January 1, 2007. The effect of the change in accounting standard is not expected to be significant.

Translation of Foreign Currencies

Non-U.S. dollar denominated assets and liabilities are translated at year-end rates of exchange.

(In Thousands)

3. Securities Segregated Under Federal Regulations

At December 31, 2005, the Company had segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, $82,586 of qualified proprietary securities. In addition, at December 31, 2006, the Company had segregated $38,687 of qualified proprietary securities for the benefit of proprietary accounts of introducing brokers.

4. Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term receivables and payables, including securities borrowed and loaned, customer receivables and payables, receivables and payables from and to brokers, dealers, and clearing organizations, and certain other receivables and payables. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2006.

5. Receivable From and Payable to Brokers and Dealers and Clearing Organizations

The components of receivable from and payable to brokers and dealers and clearing organizations as of December 31, 2006 are as follows:

Receivables from brokers and dealers and clearing organizations:	
Securities failed to deliver	$ 206,209
Clearing organizations	8,261
Other	23,317
	$237,787
Payables to brokers and dealers and clearing organizations:	
Securities failed to receive	$ 248,083
Clearing organizations	9,333
	$ 257,416

(In Thousands)

6. Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising from cash transactions conducted on a receipt versus payment or delivery versus payment basis.

7. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2006, securities owned at market value and securities sold, not yet purchased, consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government and agencies	$ 140,505	$ -
Equities	3,164	35
	143,669	35
Securities segregated under Federal regulations	121,273	-
	$ 264,942	$ 35

At December 31, 2006, $156,174 of securities owned, were on deposit as securities segregated under federal regulations or were securities pledged as deposits at various clearing organizations.

8. Securities Received as Collateral

At December 31, 2006, there were no firm owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or repledge. As a result, there are no securities classified as securities pledged as collateral as required by SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125. At December 31, 2005, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities borrowed agreements with financial institutions. The fair value of such collateral at December 31, 2006 is $1,732,948. In the normal course of business, this collateral is used by the Company to cover short sales and to provide securities lending to affiliates. At December 31, 2006, substantially all of the above collateral has been delivered against securities sold short or repledged in securities lending transactions by the Company.

(In Thousands)

9. Related Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company is reimbursed and charged for these services at cost plus 3-11%. The Company also enters into securities transactions and financing transactions with its affiliates. The receivable and payable to non-customers represents amounts due from and to Calyon S.A. in connection with its proprietary trading activities.

As of December 31, 2006, affiliate-related balances included in the Statement of Financial Condition consist of the following:

Assets:	
Cash and cash equivalents	$ 1,934
Securities purchased under agreements to resell	215,000
Securities borrowed	6,193
Receivables from brokers, dealers and clearing organizations	132,226
Receivables from non-customers	1,008,344
Receivables from customers	485
Other receivables	16,001
Total	$ 1,380,183
Liabilities:	
Securities sold under agreements to repurchase	$ 237,943
Securities loaned	65,101
Payables to brokers, dealers and clearing organizations	15,545
Payables to customers	17,980
Other liabilities and accrued expenses	19,295
Total	$ 355,864
Liabilities subordinated to claims of general creditors	$ 360,000

(In Thousands)

10. Taxes

The Company is included in the consolidated Federal tax return of its Parent. The Company records income taxes in accordance with SFAS No. 109. As of December 31, 2006, the Company has a net deferred tax asset of $7,946. The net deferred tax asset consists primarily of deferred pension accrual, deferred compensation and income, and state and city net operating loss carryforwards. The 2006 net increase to the deferred tax asset balance was $1,174. Such change was principally the result of deferred compensation and pension accruals not deductible for tax purposes, partially offset by the utilization of the Company's New York State and New York City net operating loss carryforwards. Finally, a valuation allowance in the amount of $7,946 was recorded against the net deferred tax asset and, as a result, no deferred tax asset was recorded in the Statement of Financial Condition of the Company.

11. Commitments and Contingencies

The Company has various lawsuits pending, which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company.

12. Employee Benefit Plans

Employees of the Company participate in Calyon Americas' ("CA") qualified and non-qualified retirement plans. Both plans cover substantially all employees who meet certain age and tenure requirements and provide benefits to employees upon retirement.

The defined benefit plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based upon the Projected Unit Credit Actuarial Cost Method.

Financial Accounting Standard 132 (R), "Employers' Disclosure about Pension and Other Postretirement Benefits" incorporates disclosure requirements for nonpublic entities. At December 31, 2006, the Company's FAS 132 (R) information relating to its qualified and non-qualified retirement plans is as follows:

(In Thousands)

12. Employee Benefit Plans (continued)

	Qualified Plan	Non-Qualified Plans
Change in benefit obligation:		
Benefit obligation, January 1, 2006	$ 12,309	$ 2,305
Service cost	1,004	68
Interest cost	752	123
Transfers	-	-
Plan Amendments	305	2
Actuarial (loss)	(193)	(175)
Benefits paid	(158)	(135)
Benefit obligation, December 31, 2006	14,019	2,187
Change in plan assets:		
Fair value, January 1, 2006	6,516	-
Transfers	-	-
Actual return on assets	923	-
Company contribution	327	135
Benefits paid	(158)	(135)
Fair value, December 31, 2006	7,608	-
Funded status:		
Unrecognized transition (asset)/obligation	N/A	N/A
Unrecognized prior service cost	N/A	N/A
Unrecognized net gain	N/A	N/A
Accrued benefit cost recognized in statement of financial condition	N/A	N/A

(In Thousands)

12. Employee Benefit Plans (continued)

	Qualified Plan	Non-Qualified Plans
Weighted average assumptions used to determine benefit obligations:		
Discount rate	6.00%	6.00%
Expected return on plan assets	8.25%	8.25%
Rate of compensation increase	4.25%	4.25%
Measurement date	12/31/2006	12/31/2006
Accumulated benefit obligation at end of year	$ 12,656	$ 2,113

With respect to the qualified retirement plan, the weighted average asset allocation at December 31, 2006 is 67.5% equity securities, 32.3% debt securities and 0.2% cash and cash equivalents. The longer term asset allocation target is 65.0% equity securities and 35.0% debt securities.

13. Liabilities Subordinated to Claims of General Creditors

At December 31, 2006, the Company had the following subordinated loans:

Subordinated loan with Parent, due December 31, 2009	$ 200,000
Subordinated loan with Parent, due January 4, 2010	160,000
	$ 360,000

The Company has two subordinated loans with its Parent. The first loan which matures in 2009, bears interest at LIBOR plus 50 basis points which resets every six months and the second loan which matures in 2010, bears interest at LIBOR plus 25 basis points which resets every six months. The subordinated loans are approved by the NYSE and meet the regulatory requirements to be included when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(In Thousands)

13. Liabilities Subordinated to Claims of General Creditors (continued)

The Company also has a $500,000 subordinated revolving loan facility ("revolver") with an affiliate maturing in April of 2010. The revolver was approved by the NYSE and upon draw down can be added in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. None of the revolver was drawn at December 31, 2006.

14. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), and the capital rules of the NYSE. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may require a member firm to reduce its business if its net capital is less than 3% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $45. At December 31, 2006, the Company had net capital of $450,195 which was 203.5% of aggregate debit items and $445,772 in excess of required net capital of $4,423.

15. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading and brokerage activities servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors and other brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's or counterparty's ability to satisfy their obligation to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate nonperformance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2006, the Company's most significant concentration of credit risk was with affiliated companies.

(In Thousands)

16. Off Balance-Sheet Risk

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. At December 31, 2006, there were no open foreign currency forward transactions.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. At December 31, 2006, the Company had $35 of securities sold, not yet purchased. The Company has recorded these obligations in the statement of financial condition at December 31, 2006 at market values of the related securities and may incur a loss if the market value of the securities increases subsequent to December 31, 2006.

